Maui Land & Pineapple Company, Inc.

120 Kane Street

Kahului, Maui, Hawaii, 96732

October 24, 2008

VIA FACSIMILE (202-772-9368) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Roger Schwall

Re:	Maui Land & Pineapple Company, Inc.
Supplementary Response Letter No. 1 to Registration Statement on Form S-3
File No. 333-153203
Responses to U.S. Securities and Exchange Commission Staff (“Staff”) comments made by letter dated October 20, 2008

Dear Mr. Schwall:

Set forth below are the responses of Maui Land & Pineapple Company, Inc. (the “Company”) to Staff comments made by letter dated October 20, 2008 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-153203) filed on August 26, 2008, as amended by Amendment No. 1 to the Registration Statement filed on October 1, 2008, and as further amended by Amendment No. 2 to the Registration Statement filed concurrently herewith on October 24, 2008 (as amended, the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Registration Statement, a copy of which is enclosed for your convenience.

General

Description of Private Placement and Material Terms of the Notes, page 4

1.                                       We reissue prior comment 1 of our letter dated October 9, 2009. We note that your tabular presentation of the potential payments to selling stockholders does not include the reimbursement of legal fees in the amount of $150,000.

Company Response:   We have revised the tables under the captions “Total Potential Payments to Selling Stockholders under the Convertible Notes,” “Total Potential Payments to Selling Stockholders in the First Year Following the Sale of the Convertible Notes,” and “Net Proceeds from the Sale of the Convertible Notes Assuming Contingent Payments are Required to be Made by the Company” on pages 11, 12 and 14, respectively, of the prospectus, to include the reimbursement of legal fees in an aggregate amount of up to $150,000.

Selling Stockholders, page 14

2.                                       We note that you stated in your response letter to our comments that the selling shareholder, Ramius LLC, is an affiliate of a broker-dealer. A selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•                  the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•                  at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Company Response:  We confirm that each of the selling stockholders has represented to us that the convertible notes held by such selling stockholder were purchased in the ordinary course of business. Each of the selling stockholders has further represented to us that such selling stockholder at the time of purchase of the convertible notes did not have any agreement or understanding, directly or indirectly, with any person to distribute the convertible notes or any common stock issuable upon conversion of the convertible notes. Please note that we have revised the end of the first paragraph on page 15 of the prospectus to reflect the foregoing.

Incorporation of Certain Information…page 19 and Risk Factors, page 2

3.                                       We note that on October 3, 2008, you filed a Form 8-K. Please amend your filing to incorporate the 8-K by reference. Further, include disclosure in your risk factors section addressing your interest in and obligations to Bay Holdings due to your status as the managing member and your 51% stake in Bay Holdings.

Company Response:  Please note that we have revised page 19 of the prospectus to include the reference to the Form 8-K filed on October 3, 2008 (the “October 8-K”). We note that our Annual Report on Form 10-K for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and the October 8-K, include risks attendant to our interest in and obligations to Kapalua Bay Holdings. Further, we have included a new risk factor on page 3 of the prospectus regarding the risks we might face in the event Lehman Brothers Holdings Inc. continues to refuse to fund its obligations under the Construction Loan Agreement, as initially disclosed in the October 8-K. The Company hereby confirms that it continues to believe that financing for the project will be available and that the Company has a reasonable basis for such belief.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (808) 877-3351, or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Very truly yours,

MAUI LAND & PINEAPPLE COMPANY, INC.

/s/ Robert I. Webber
Robert I. Webber
Chief Operating Officer, Chief Financial Officer and Executive Vice President

cc:	Douglas Brown, Division of Corporation Finance, Securities and Exchange Commission
David C. Cole, President & CEO, Maui Land & Pineapple Company, Inc.
Adele Sumida, Controller & Secretary, Maui Land & Pineapple Company, Inc.
Christopher D. Ivey, Esq., Stradling Yocca Carlson & Rauth
Joshua A. Lane, Esq., Stradling Yocca Carlson & Rauth